12027740

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2011**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-16517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Same as issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc. Savings and Investment Plan
One American Row
Hartford, CT 06102-5056

REQUIRED INFORMATION

The following statements and exhibits are enclosed:

1. **Statement 1: The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2011**

2. **Exhibit 1: Consent of Independent Registered Public Accounting Firm**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Phoenix Companies, Inc. Savings and Investment Plan

Date 6/28/12 [signature]

Suzette Louro, Assistant Vice President Benefits
On Behalf of Plan Administrator

SEC
Mail Processing
JUN 29 2012
Washington, DC
121

pwc

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 001-16517) of The Phoenix Companies, Inc. of our report dated June 25, 2012 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, for the years ended December 31, 2011 and 2010, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 25, 2012

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 25, 2012

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

The Phoenix Companies, Inc. Savings and Investment Plan

Financial Statements and
Supplemental Schedule
December 31, 2011 and 2010

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

Page

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
Assets:		
Investments, at fair value (Note 3)	$ 120,994,127	$ 128,329,981
Receivables:		
Notes from participants	1,435,666	1,370,782
Sponsor contributions	1,706,642	1,381,886
Total receivables	3,142,308	2,752,668
Net assets reflecting investments at fair value	124,136,435	131,082,649
Adjustment from fair value to contract value for interest in collective trust relative to fully benefit-responsive investment contracts	(149,740)	(54,211)
Net assets available for benefits	$ 123,986,695	$ 131,028,438

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2011
Investment income:		
Dividends and interest	$	3,456,813
Net depreciation of investments		(6,240,148)
		(2,783,335)
Interest income on notes receivable from participants		67,166
Contributions:		
Sponsor		5,116,170
Participant		5,292,853
		10,409,023
Total additions to net assets		7,692,854
Benefit payments		(14,719,723)
Adminstrative fees		(14,874)
Total deductions		(14,734,597)
Net decrease in net assets		(7,041,743)
Net assets available for benefits at beginning of year		131,028,438
Net assets available for benefits at end of year	$	123,986,695

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan under Section 401(k) of the Internal Revenue Code ("IRC") and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan is subject to the provisions of the IRC and Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

New employees may elect to contribute between 1% and 60% of eligible compensation on a pre-tax, after-tax or Roth basis, or any combination thereof, and invest in any of the available investment options. Any new employees who do not make an election are automatically enrolled immediately, with deductions starting with the first pay cycle at 6% of eligible compensation pre-tax. The default investment is one of the Fidelity Freedom Fund investment options within the Plan, which determines the mix of investments according to the anticipated retirement date (assumed to be based on age 65) of the employee.

Contributions

Participant contributions are recorded in the period during which payroll deductions are made from the participant's eligible compensation.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 6% of the participant's eligible compensation and may be contributed as any combination of pre-tax, after-tax or as Roth contributions.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deduction in excess of the 6% basic contribution limit but not exceeding 60% of the participant's eligible compensation and may be contributed as any combination of pre-tax, after-tax or as Roth contributions.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the Plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard Internal Revenue Service ("IRS") deferral limits for that Plan year so long as they have met certain Plan-based or IRS limits during the Plan year. The maximum catch up contributions were $5,500 for plan years ending 2011 and 2010, respectively.

- Effective April 1, 2010, the sponsor contributions are made according to the following formula:

  - Employees with less then 5 years of service* will receive a match of 100% on the first 3% of eligible compensation; 50% on the next 3% of eligible compensation.
  - Employees with at least 5 and less then 10 years of service* will receive a match of 100% on the first 6% of eligible compensation.
  - Employees with at least 10 and less then 15 years of service* will receive a match of 100% on the first 3% of eligible compensation; 150% on the next 3% of eligible compensation.
  - Employees with 15 or more years of service* will receive a match of 150% on the first 6% of eligible compensation.

  *Completed years of service on January 1 of each calendar year.

- If a new employee does not elect a deferral percentage, the automatic participant contribution percentage is 6% of eligible compensation pre-tax.

- Effective April 1, 2010 an additional discretionary annual sponsor contribution equal to at least three and one-half percent (3.5%) of eligible compensation paid during the plan year for all employees who are employed on the last day of the Plan Year (except for death, disability and retirement during the Plan Year) was established.

  - Employees of Saybrus Partners are not eligible for the discretionary contribution.
  - This contribution is payable after end of plan year.
  - Employees are not required to make contributions to the Plan to receive this contribution.
  - At the discretion of Phoenix, a greater percentage may be contributed. For the 2010 and 2011 plan year, the discretionary contribution was equal to 3.5% of each participant's eligible compensation.

Participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan.

Participant accounts

Each participant's account is credited with the participant's contributions, the allocation of sponsor's contributions and Plan earnings, if any. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Earnings are reinvested in the same investment vehicle and are credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Plan participants are immediately vested in their own contributions and sponsor contributions plus actual earnings thereon.

Benefit payments

The following options are available upon termination of service, retirement or disability:

- If the value of an account balance is greater than $5,000, a participant may elect to receive a lump-sum distribution, roll over the account balance to an IRA or other qualified plan or retain amounts in the Plan until normal retirement age.
- If the value of an account balance is between $1,000 and $5,000 and the participant does not elect to receive a lump-sum distribution or roll over the account balance to an IRA or other qualified plan, it will be automatically transferred to an IRA with Fidelity from which they can obtain cash or roll it over to another IRA or another employer's qualified retirement plan.
- If the value of an account balance does not exceed $1,000 and the participant does not elect to receive a lump-sum or roll over the account balance to an IRA or other qualified plan, it will be automatically distributed to the participant.

Terminated participants are allowed to take partial withdrawals until normal retirement age.

Upon death, the value of a participant's account becomes payable to his or her beneficiary. If the participant (i) is not married or does not have a domestic partner, (ii) does not have children, and (iii) has not designated a beneficiary, his or her account balance will be paid to their estate. Spousal beneficiaries have the same payment options available to retirees. Non-spousal beneficiaries may elect to receive a lump sum distribution or roll over the account balance to an IRA.

Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Notes receivable from participants

A participant may borrow up to a maximum of $50,000 (reduced by the highest outstanding balance of loans during the one-year period immediately prior to the loan application) or one half of the participant's vested account balance, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.25% as of December 31, 2011 and 2010, respectively). Loan terms generally range from 1 to 4 ½ years, however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan. Participants are limited to 2 outstanding loans.

2. Summary of Accounting Policies

Method of accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In preparing these financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment valuation

Shares of mutual funds are valued at quoted market prices, which represent the net asset value shares held by the Plan at year end. Fair value and contract value of investments in the common/collective trust are determined based on the fair value and contract value of the underlying investments in the respective trusts. The investment in the common/collective trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statements of Net Assets Available for Benefits. The common stock fund consist of Phoenix Common Stock, which is valued at quoted market price and Fidelity Management Trust Company ("FMTC") Institutional Cash Portfolio Money Market Fund, which is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation or net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with ASC 946, *Financial Services-Investment Companies* ("ASC 946") and ASC 962, *Plan Accounting-Defined Contribution Benefit Plans*, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 946, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative expenses

Phoenix currently pays direct fees and expenses related to the Plan that exceed the amount Phoenix receives from Fidelity Investment Institutional Operations Company, Inc. as an employer reimbursement credit. Participants pay fees for loan initiation, withdrawals and short term trading. Other expenses of the mutual funds are reflected in the investment results.

Risks and uncertainties

The Plan provides for various investment options in mutual funds, common/collective trusts and a unitized common stock fund. All investment options are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Plan's financial statements.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted

Amendment to Fair Value Measurement and Disclosure Requirements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued amending guidance within ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), to clarify the FASB's intent about the application of existing guidance and particular requirements for measuring and disclosing information about fair value. The amended guidance clarifies that the highest and best use concept only applies to non-financial assets, defines a principal market as being the market which an entity would normally enter into a transaction in, lists criteria that must be met to apply the portfolio approach, and specifies that the application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability being measured at fair value. The amendment also clarifies that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This guidance is effective for periods beginning after December 15, 2011. We expect to adopt this guidance with no material effect on the Plan's financial statements other than additional disclosures.

Adoption of New Accounting Standards

Reporting of Loans to Participants

In September 2010, the FASB issued amended guidance within ASC 810, *Consolidation*, issued amended guidance to ASC 310, *Receivables*, to amend how loans to participants should be classified and measured by defined contribution pension benefit plans. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The classification of participant loans as notes receivable from participants acknowledges that participant loans are unique from other investments in that a participant taking out such a loan essentially borrows against its own individual vested benefit balance. The Plan's adoption in 2010 resulted in revised disclosures, but otherwise had no material effect on the Plan's financial statements.

Additional Disclosures on Fair Value Measurements

In January 2010, the FASB issued amending guidance ASC 820, which added new disclosures as well as clarified existing disclosure requirements. The amended guidance includes requirements for detailed disclosures of significant transfers between Level 1 and 2 measurements and the reasons for the transfers as well as a gross presentation of Level 3 sales, issuances and settlements. This amendment also provided additional clarification which states that fair value disclosures are required for each class of assets and liabilities and the valuation techniques and the inputs used in determining fair value should be disclosed for both recurring and non-recurring fair value measurements within Level 2 and Level 3. The Plan's adoption in 2010 resulted in additional disclosures but otherwise had no material effect on the Plan's financial statements.

3. Investments

Fair Value of Financial Instruments

ASC 820-10, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include mutual funds and common stock funds.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 securities include common/collective trusts.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011 and 2010.

Mutual funds and common/collective trust: Valued at the net asset value ("NAV") of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Fair Values of Assets by Type and Level:

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual Funds				
Fixed Income	$ 12,336,454	$ -	$ -	$ 12,336,454
International	3,716,426	-	-	3,716,426
Money Market	9,342,779	-	-	9,342,779
Small Cap Stock	6,281,418	-	-	6,281,418
Mid & Large Cap Stock	80,259,843	-	-	80,259,843
Total Mutual Funds	$ 111,936,920	$ -	$ -	$ 111,936,920
Common/Collective Trust[(1)]	-	6,071,228	-	6,071,228
Common Stock Fund[(2)]	2,851,338	134,641	-	2,985,979
Total assets at fair value	$ 114,788,257	$ 6,205,869	$ -	$ 120,994,127

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual Funds				
Fixed Income	$ 12,841,801	$ -	$ -	$ 12,841,801
International	4,848,386	-	-	4,848,386
Money Market	9,595,731	-	-	9,595,731
Small Cap Stock	6,397,742	-	-	6,397,742
Mid & Large Cap Stock	84,247,956	-	-	84,247,956
Total Mutual Funds	$ 117,931,616	$ -	$ -	$ 117,931,616
Common/Collective Trust[(1)]	-	6,667,288	-	6,667,288
Common Stock Fund[(2)]	3,570,127	160,950	-	3,731,077
Total assets at fair value	$ 121,662,693	$ 6,667,288	$ -	$ 128,329,981

(1) The Fidelity Managed Income Portfolio, which is included in the Common/Collective Trust, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

(2) The Common Stock Fund includes $2,851,338 and $3,570,127 of Phoenix Common Stock as of December 31, 2011 and 2010, respectively and $134,641 and $160,950 of FMTC Institutional Cash Portfolio Money Market Fund as of December 31, 2011 and 2010, respectively. The money market portion of the Common Stock Fund, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

There were no transfers between Level 1, Level 2 and Level 3 assets during the years ending December 31, 2011 and 2010.

Fair Values and Carrying Values of Assets:

	As of December 31,			
	2011		2010	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mutual Funds				
Fixed Income	$ 12,336,454	$ 12,336,454	$ 12,841,801	$ 12,841,801
International	3,716,426	3,716,426	4,848,386	4,848,386
Money Market	9,342,779	9,342,779	9,595,731	9,595,731
Small Cap Stock	6,281,418	6,281,418	6,397,742	6,397,742
Mid & Large Cap Stock	80,259,843	80,259,843	84,247,956	84,247,956
Total Mutual Funds	$ 111,936,920	$ 111,936,920	$ 117,931,616	$ 117,931,616
Common/Collective Trust[(1)]	6,071,228	5,921,488	6,667,288	6,613,077
Common Stock Fund[(2)]	2,985,979	2,985,979	3,731,077	3,731,077
Total assets	$ 120,994,127	$ 120,844,387	$ 128,329,981	$ 128,275,770

(1) Carrying value represents contract value (see Note 2)
(2) The Common Stock Fund includes $2,851,338 and $3,570,127 of Phoenix Common Stock as of December 31, 2011 and 2010, respectively and $134,641 and $160,950 of FMTC Institutional Cash Portfolio Money Market Fund as of December 31, 2011 and 2010, respectively. The money market portion of the Common Stock Fund, is valued using NAV and can be redeemed daily. The fund does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).

Investment performance

During the year ended December 31, 2011, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) depreciated in fair value as follows:

	Year Ended December 31, 2011
Mutual Funds	$ (5,067,284)
Phoenix Common Stock Fund	(1,172,864)
Net depreciation in fair value of investments	$ (6,240,148)

Investments that represent 5% or more of the Plan's net assets are separately identified below:

	As of December 31,	
	2011	2010
Fidelity Growth Company[1]	$ 13,496,001	$ -
Artisan Mid Cap Investment Fund	12,618,445	13,823,087
Fidelity Retirement Money Market Fund	9,342,779	9,595,731
Fidelity Freedom K 2020 Fund	9,119,259	9,152,820
Fidelity Contrafund K[2]	7,629,359	8,054,302
Fidelity Freedom K 2030 Fund[3]	6,459,206	-
American Funds Growth Fund of America[1]	-	11,663,712
Fidelity Managed Income Portfolio[4]	-	6,667,288

(1) In 2011, the American Funds Growth Fund of America was transferred to the Fidelity Growth Company.

(2) The Fidelity Contrafund K is a large cap growth fund.

(3) The fund balance was less than 5% of net assets as of December 31, 2010.

(4) The fund balance was less than 5% of net assets as of December 31, 2011.

4. Related Party Transactions

Investments in funds managed by the Trustee of the Plan, or an affiliate of the Trustee, qualify as party in interest transactions. Plan assets include investments in funds managed by FMTC and Fidelity Management Research Corporation ("FMR"). FMTC is the Plan trustee and also a wholly owned subsidiary of FMR.

In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the Phoenix Common Stock Fund is as follows:

	December 31, 2011	December 31, 2010
Net Assets:		
Phoenix Common Stock Fund	$ 2,985,979	$ 3,731,077

	Year ended December 31, 2011	Year ended December 31, 2010
Changes in Net Assets:		
Contributions	$ 519,085	$ 435,680
Loan Repayments	25,991	29,716
Loan Interest	4,207	5,647
Transfers from other investments	573,277	532,682
Net depreciation	(1,172,865)	(287,717)
Benefits paid to participants	(248,614)	(345,821)
Loans paid to participants	(20,797)	(82,858)
Transfers to other investments	-	(817,847)
Plan to plan transfer out	(424,861)	-
Adminstrative fees	(521)	(790)
Net decrease in net assets	$ (745,098)	$ (531,308)

Participants of the Plan are allowed to take loans collateralized against their account balances. (See "Notes receivable from participants" under Note 1)

Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions are exempt from detailed reporting under Title I of ERISA.

5. Plan Termination

Although Phoenix has not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The IRS has determined, and informed Phoenix by an opinion letter dated March 7, 2012, that the Plan document and related trust are designed in accordance with applicable sections of the IRC. The Plan document has been amended since receiving the determination letter. The Plan Administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Forfeitures

Forfeitures result from employees terminated prior to July 1, 2002 who had non-vested sponsor matching contributions and from corrections to sponsor match contributions. The accumulated forfeiture balance is available to offset sponsor contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. The forfeiture balances were $1 as of December 31, 2011 and 2010, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$ 123,986,695	$ 131,028,438
Adjustment from contract value to fair value for fully benefit responsive investment contracts	149,740	54,211
Net assets available for benefits per the Form 5500	$ 124,136,435	$ 131,082,649

The following is a reconciliation of investment income per the financial statements to Form 5500:

	December 31, 2011
Total investment income per the financial statements	$ (2,783,335)
Add: Adjustment to report common trust at fair value on December 31, 2011	149,740
Less: Adjustment to report common trust at fair value on December 31, 2010	54,211
Total investment income per the Form 5500	$ (2,687,806)

9. Subsequent Events

Effective January 1, 2012, the discretionary sponsor contribution shall be dependent upon achievement of Phoenix's performance goals. Payout can range from 0% to 5%.

The Plan has been evaluated for subsequent events through June 25, 2012, the date the Plan's financial statements were issued.

The Phoenix Companies, Inc.
Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
		Mutual Funds	
		Fixed Income	
*	Fidelity Investments	Spartan US Bond Index Fund	$ 4,704,899
	Virtus Investments	Virtus Multi-Sector Fixed Income Fund	$ 3,695,395
	Virtus Investments	Virtus Multi-Sector Short Term Bond Fund	$ 3,066,182
*	Fidelity Investments	Fidelity Freedom K 2000	$ 285,751
*	Fidelity Investments	Fidelity Freedom K 2005	$ 66,107
*	Fidelity Investments	Fidelity Freedom K Income	$ 264,237
	American Beacon Funds	ABF Short Term Bond Inst Fund	$ 253,883
		International	
	Artisan Investments	American Funds Europac Growth R5	$ 3,716,426
		Money Market	
*	Fidelity Investments	Fidelity Retirement Money Market Fund	$ 9,342,779
		Small Cap Stock	
	Allianz Funds	Allianz NFJ Small Cap Value Fund	$ 3,985,047
	Sentinel Group Funds	Sentinel SM Co	$ 2,296,371
		Mid & Large Cap Stock	
	Artisan Investments	Artisan Mid Cap Investment Fund	$ 12,618,445
*	Fidelity Investments	Fidelity Freedom K 2020	$ 9,119,259
*	Fidelity Investments	Fidelity Contrafund K	$ 7,629,359
	Artisan Investments	AF New Perspect R5	$ 5,557,468
*	Fidelity Investments	Fidelity Freedom K 2030	$ 6,459,206
*	Fidelity Investments	Spartan 500 Index Inst Fund	$ 4,643,855
*	Fidelity Investments	Fidelity Low Priced Stock K Fund	$ 4,124,525
*	Fidelity Investments	Fidelity Freedom K 2040	$ 3,184,477
*	Fidelity Investments	Fidelity Freedom K 2025	$ 3,479,380
*	Fidelity Investments	Fidelity Growth Company	$ 13,496,001
	Eaton Vance Funds	Eaton Large Cap Value Fund	$ 2,221,721
*	Fidelity Investments	Fidelity Freedom K 2015	$ 2,016,165
	Virtus Investments	Virtus Mid Cap Value Fund	$ 1,238,508
*	Fidelity Investments	Fidelity Freedom K 2010	$ 1,141,444
*	Fidelity Investments	Fidelity Freedom K 2035	$ 1,282,509
	Virtus Investments	Virtus Real Estate	$ 839,832
*	Fidelity Investments	Fidelity Freedom K 2045	$ 740,711
*	Fidelity Investments	Fidelity Freedom K 2050	$ 466,978

The Phoenix Companies, Inc.
Savings and Investment Plan
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2011

		Common/Collective Trust	
*	Fidelity Investments	Fidelity Managed Income Portfolio	$ 6,071,228
		Common Stock Fund	
*	Phoenix Investments	Phoenix Common Stock	$ 2,851,338
*	Phoenix Investments	FMTC Institutional Cash Portfolio Money Market Fund Class 1	$ 134,641
		Notes Receivable	
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 4.25%-10.50% collateralized by participant account balances)	$ 1,435,666
	Total		$ 122,429,793

* Represents a party-in-interest to the Plan.